Exhibit 99.1

 Huadi International Group Co., Ltd. Announces Results of 2023 Annual Meeting of Shareholders

WENZHOU, September 1, 2023 – Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announced the results of the Company’s 2023 Annual General Meeting of Shareholders (the “Annual Meeting”) held at one of its executive offices at No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, People’s Republic of China.

At the Annual Meeting, Huadi International Group Co., Ltd.’s shareholders:

1.	Elected five directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2024 or until their successors are duly elected and qualified; and

2.	Ratified the appointment of HTL CPA’s and Business Advisors LLC as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2023;

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department
Email: IR@huadigroup.com

Investor Relations:

Wealth Financial Services LLC

Janice Wang

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214